Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.
(Commission File No.: 001-40555)

Date: February 15, 2023

Announcement of Subsidiary’s Release

TOKYO, February 15, 2023 – Coincheck, Inc., a subsidiary of Monex Group, Inc., issued the following press release today.

Attachment: Summary of Coincheck, Inc. press release

Notice regarding the IEO of FiNANCiE Tokens (FNCT)

~ Coincheck IEO to begin accepting purchase applications on Feb 21st~

Contact:	Akiko Kato Corporate Communications Office Monex Group, Inc. +81-3-4323-8698	Yuki Nakano, Taishi Komori Investor Relations, Financial Control Department Monex Group, Inc. +81-3-4323-8698

This material is an English translation of a Japanese announcement made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

February 15, 2023

Coincheck, Inc.

Notice regarding the IEO of FiNANCiE Tokens (FNCT)

~ Coincheck IEO to begin accepting purchase applications on Feb 21st~

Coincheck, Inc. (Head office: Shibuya-ku, Tokyo, President: Satoshi Hasuo, hereinafter Coincheck) is pleased to announce that its IEO platform, Coincheck IEO, will begin accepting applications to purchase FiNANCiE Tokens issued by Financie, Inc., on February 21, 2023. This is the second time Coincheck has conducted an IEO for fund procurement following the July 2021 IEO of Palette Tokens (PLT) issued by Hashpalette Inc.

An IEO (initial exchange offering) is a type of initial coin offering (ICO) by which a company or project electronically issues utility tokens to procure funds and a cryptocurrency exchange acts as the main party for screening the project and selling the issuer tokens. Overseas, IEOs are used to construct open, decentralized networks with developers, investors, service providers and other network participants and to design new types of incentives.

Coincheck IEO is a platform that screens and sells utility tokens to support the formation and strengthening of communities and the fund procurement of companies and projects that issue utility tokens. Through Coincheck IEO, we are supporting crypto asset and blockchain-related projects and contributing to the further development of the crypto asset market by creating an environment where crypto asset investors in Japan can safely and easily participate in promising projects in Japan and overseas.

Schedule

February 21, 2023	12:00pm	Purchase application period starts
March 7, 2023	12:00pm	Purchase application period ends
March 7, 2023	After end of purchase application period	Lottery
March 8~9, 2023	In sequence	Notification of lottery results and transfer of FiNANCiE Tokens
March 16, 2023	12:00pm	Coincheck Exchange begins handling FiNANCiE Tokens

Reference Press Release:

Announced on December 21, 2022,

“Coincheck to conduct IEO (Initial Exchange Offering) for FiNANCiE Token this winter.”

https://www.monexgroup.jp/en/news_release/irnews/auto_20221221581536/pdfFile.pdf

About FiNANCiE Token (FNCT)

FiNANCiE Token (FNCT) will become a crypto asset issued on the Ethereum blockchain. FNCT will effectively connect community tokens issued on FiNANCiE, a blockchain-based token-issuing crowdfunding service, to increase the value of community tokens over time. Specifically, FiNANCiE is envisioned that the tokens will be granted to “FiNANCiE” users as a reward or as an incentive for the continued growth of good communities on “FiNANCiE”. FNCT will also have the ability to participate in the governance of the entire “FiNANCiE” ecosystem, aiming to contribute to the realization of “user-centered management”.

FiNANCiE Twitter: https://twitter.com/Fnct_Officialen

About FiNANCiE, Inc.

FiNANCiE, Inc. develops NFT, IEO businesses and token-issuing crowdfunding service “FiNANCiE” using blockchain technology, with an aim of creating and developing new community or economy that utilizes tokens. Currently, FiNANCiE, Inc. issues, sells, plans, and operates token for more than 200 issuers (individuals, sport clubs, and entertainment projects), aiming for creating an only web 3 platform in Japan to support the creation and development of token economy from scratch.

Name	FiNANCiE, Inc.
Name of representative	Hironao Kunimitsu
Establishment date	January 2019
Location	15th floor, Cerulean Tower, 26-1, Shibuya-ku, Tokyo
URL	https://www.corp.financie.jp/en

Additional Information and Where to Find It

In connection with the business combination agreement among Coincheck, Inc. (“Coincheck”), Coincheck Group B.V. (“CCG”), Thunder Bridge Capital Partners IV, Inc. (“Thunder Bridge IV”) and others with regards to the proposed transaction, the parties intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form F-4 to be filed by Coincheck Group, B.V. with the SEC, which will include a proxy statement/prospectus of Thunder Bridge IV, and will file other documents regarding the proposed transaction with the SEC. Thunder Bridge IV’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about CCG, Coincheck, Thunder Bridge IV and the proposed business combination. Promptly after the Form F-4 is declared effective by the SEC, Thunder Bridge IV will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of Thunder Bridge IV are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Thunder Bridge IV with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Secretary, (202) 431-0507.

Participants in the Solicitation

Thunder Bridge IV and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge IV will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Thunder Bridge IV’s directors and executive officers and their ownership of Thunder Bridge IV common stock is set forth in Thunder Bridge IV prospectus, dated June 29, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

CCG, Coincheck and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Thunder Bridge IV in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Coincheck’s industry and market sizes, future opportunities for CCG, Coincheck and Thunder Bridge IV, Coincheck’s estimated future results and the proposed business combination between Thunder Bridge IV and Coincheck, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Thunder Bridge IV’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of Thunder Bridge IV’s shareholders, the failure to achieve the minimum amount of cash available following any redemptions by Thunder Bridge IV shareholders, redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the cryptocurrency and digital assets markets in which Coincheck competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions, risk that Coincheck may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; risk that Coincheck may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in Thunder Bridge IV’s final prospectus, dated June 29, 2021, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Thunder Bridge IV’s other filings with the SEC. Thunder Bridge IV and Coincheck caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Thunder Bridge IV and Coincheck or the date of such information in the case of information from persons other than Thunder Bridge IV or Coincheck, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Coincheck’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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